Exhibit 4.3

                         AMENDMENT TO FORD MOTOR COMPANY
                           DEFERRED COMPENSATION PLAN
                           --------------------------
                         (Effective as of June 1, 2000)


The first sentence of paragraph (i) of Section 4 is revised to read as follows:

"Anything in the Plan to the contrary notwithstanding, all outstanding book entry deferral accounts maintained under the Plan for participants who become employees of Visteon Corporation ("Visteon") or any of its consolidated subsidiaries immediately following employment with the Company shall be transferred to a new Visteon Deferred Compensation Plan ("Visteon DCP") to be adopted by Visteon and governed by the provisions of that plan, effective as of 5:00 p.m. Eastern Time on June 30, 2000 (the "Transfer Date")."